12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

August 4, 2016

VIA EDGAR AND COURIER

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-6010

Re:      Response Biomedical Corp.

Amendment No. 1 to Schedule 13E-3

Filed on July 25, 2016 by Response Biomedical Corp., et al.
File No. 005-81850
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed July 25, 2016
File No. 000-50571

Dear Mr. Reynolds:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 3, 2016, to Barbara R. Kinnaird, Chief Executive Officer of Response Biomedical Corp. (the “Company”) regarding Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and the revised Preliminary Proxy Statement of Schedule 14A (the “Revised Proxy Statement”). We are enclosing a copy of the Amended Schedule 13E-3 and Revised Proxy Statement, together with copies that are marked to show the changes from the Schedule 13E-3 and Proxy Statement, respectively.

austin       beijing       brussels       hong kong       los angeles       new york       palo alto       san diego
san francisco       seattle       shanghai       washington, dc       wilmington, de

Preliminary Proxy Statement on Schedule 14A

1.

We note that on April 12, 2016, Dr. Wang indicated that “he was in discussions with a third-party about a potential investment in Response” and that he expected to see a proposal from this party soon. Furthermore, on April 22, 2016, Dr. Wang informed the board that he expected to see an investment proposal from Runda Medical. Please provide a discussion, if material, of these discussions. In addition, please include in your revised disclosure an explanation of how the initial proposed offer price was determined.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-11 of the Revised Proxy Statement accordingly.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:       Barbara R. Kinnaird, Responsed Biomedical Corp.

Samuel D. Isaly, 1077801 B.C. LTD., Orbimed Asia Partners, L.P., Orbimed Private Investments III, LP, Orbimed Associates III, L.P.

Liu Hui, Shanghai Runda Medical Technology Co., Ltd.

Steve McKeon, Blake, Cassels & Graydon LLP

Curtis Cusinato, Stikeman Elliott LLP